UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

20 September 2019

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Result of Annual General Meeting

At the Annual General Meeting of Diageo plc held on Thursday, 19 September 2019, all resolutions contained in the Notice of Annual General Meeting 2019 were duly passed.

The results of the poll held at the AGM are as follows:

		VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD
1)	Report and accounts 2019	1,751,080,621	99.82%	3,167,328	0.18%	6,446,855
2)	Directors' remuneration report 2019	1,694,726,156	96.88%	54,505,285	3.12%	11,478,228
3)	Declaration of final dividend	1,759,349,182	99.95%	885,756	0.05%	507,286
4)	Election of D Crew as a director	1,750,285,859	99.45%	9,639,086	0.55%	760,166
5)	Re-election of Lord Davies as a director	1,751,339,509	99.51%	8,614,590	0.49%	724,818
6)	Re-election of J Ferrán as a director	1,751,857,528	99.54%	8,127,981	0.46%	698,754
7)	Re-election of S Kilsby as a director	1,737,329,385	98.80%	21,124,739	1.20%	2,232,474
8)	Re-election of H KwonPing as a director	1,557,452,435	88.66%	199,120,023	11.34%	4,109,840
9)	Re-election of N Mendelsohn as a director	1,754,372,724	99.88%	2,169,235	0.12%	4,132,955
10)	Re-election of I Menezes as a director	1,758,810,233	99.93%	1,206,397	0.07%	680,441
11)	Re-election of K Mikells as a director	1,753,526,244	99.63%	6,424,283	0.37%	708,020
12)	Re-election of A Stewart as a director	1,756,750,625	99.82%	3,226,244	0.18%	712,593
13)	Re-appointment of auditor	1,758,293,787	99.89%	1,852,093	0.11%	553,554
14)	Remuneration of auditor	1,755,796,779	99.81%	3,351,818	0.19%	642,441
15)	Authority to make political donations and/or to incur political expenditure	1,709,874,147	97.65%	41,238,130	2.35%	8,705,966
16)	Authority to allot shares	1,727,277,967	98.22%	31,361,516	1.78%	1,146,539
17)	Approval of the Irish Sharesave Scheme	1,743,406,158	99.20%	14,083,443	0.80%	2,262,911
18)	Disapplication of pre-emption rights	1,749,753,190	99.55%	7,983,575	0.45%	2,000,071
19)	Authority to purchase own shares	1,732,891,809	98.59%	24,761,775	1.41%	2,133,922
20)	Reduced notice of general meeting other than an AGM	1,631,406,327	93.18%	119,328,898	6.82%	9,026,372
21)	Approval and adoption of new articles of association	1,755,052,456	99.82%	3,103,133	0.18%	1,572,402

On 17 September 2019, there were 2,363,532,692 ordinary shares (excluding treasury shares) in issue.

In accordance with Listing Rule 9.6.2R, copies of the resolutions passed as special business at the AGM have been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

James Edmunds
Deputy Company Secretary

20 September 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 20 September 2019

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary